Exhibit 99.6

Performance of Infosys for the Third Quarter ended December 31, 2003 Nandan M. Nilekani S. Gopalakrishnan Chief Executive Officer, President and Managing Director Chief Operating Officer and Deputy Managing Director

Safe Harbour Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2003 and on Form 6-K for the quarters ended June 30, 2003 and September 30, 2003. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Agenda Financial Performance Operational Performance Client Acquisition & Expansion of Services Human Resources Capex and Infrastructure Progeon Outlook for the Future Summary

Financial Performance

Highlights Q3 FY 04 Q2 FY 04 YTD FY 04 Indian GAAP* Y-O-Y Growth Income 28.9% 29.0% 32.6% PAT from ord. Activities 28.0% 32.9% 29.7% US GAAP Y-O-Y Growth Revenues 37.9% 38.2% 41.3% Net income 35.0% 38.6% 36.5% New clients 30 29 81 Repeat business 92.1% 95.7% 95.2% Headcount Gross addition 3,179 2,595 7,949 Net addition 2,689 2,025 6,453 Period end headcount 21,809 19,120 21,809 * Non-consolidated

Highlights (Indian GAAP*-Quarterly) (Rs. crore) FY2004 FY2004 FY 2003 % growth over Q3 Q2 Q3 Q2 04 Q3 03 Income 1,235.26 1,134.75 958.64 8.9 28.9 S/w development expenses 645.48 587.16 481.62 9.9 34.0 Gross profit 589.78 547.59 477.02 7.7 23.6 S,G&A expenses 179.60 169.16 143.53 6.2 25.1 Operating profit 410.18 378.43 333.49 8.4 23.0 Depreciation 62.23 62.33 49.48 (0.2) 25.8 Operating profit after depreciation 347.95 316.10 284.01 10.1 22.5 Other income 47.48 44.28 29.80 7.2 59.3 Provision for investment 2.29 0.22 - - - PBT 393.14 360.16 313.81 9.2 25.3 Provision for tax 65.00 60.00 57.50 8.3 13.0 PAT from ordinary activities 328.14 300.16 256.31 9.3 28.0 * Non-consolidated

Balance Sheet Summary* (Rs. crore) Dec 31, 2003 % Dec 31, 2002 % LIABILITIES Shareholders' funds 3,725.28 100 2,707.10 100 Total liabilities 3,725.28 100 2,707.10 100 ASSETS Fixed assets 816.22 22 754.91 28 Investments 615.54 16 33.20 1 Deferred tax assets 32.85 1 35.03 1 Current assets Cash & equivalents 1,893.96 51 1,432.21 53 Accounts receivables 683.87 18 487.32 18 Other current assets 655.37 18 646.13 24 Less: Current liabilities (972.53) (26) (681.70) (25) Net current assets 2,260.67 61 1,883.96 70 Total assets 3,725.28 100 2,707.10 100 * Non-consolidated

Region wise Revenue % FY2004 FY2004 FY2003 FY2004 FY 2003 Q3 Q2 Q3 YTD YTD North America 72.2 73.9 74.2 73.5 73.5 Europe 20.7 18.0 16.4 18.8 17.3 India 0.6 1.6 1.2 1.4 1.8 Rest of the world 6.5 6.5 8.2 6.3 7.4 Total 100.0 100.0 100.0 100.0 100.0

Operational Performance

Utilization Including trainees Excluding trainees Q3 FY 2004 0.731 0.825 Q2 FY 2004 0.743 0.838

Revenues by Project type % FY2004 FY2004 FY2003 FY2004 FY2003 Q3 Q2 Q3 YTD YTD Fixed Price 34.7 35.4 37.6 35.3 36.5 Time & Material 65.3 64.6 62.4 64.7 63.5 Total 100.0 100.0 100.0 100.0 100.0

Onsite-Offshore Revenue % FY2004 FY2004 FY2003 FY2004 FY2003 Q3 Q2 Q3 YTD YTD Onsite 53.4 54.1 58.0 54.5 54.4 Offshore 46.6 45.9 42.0 45.5 45.6 Total 100.0 100.0 100.0 100.0 100.0

Customer Concentration FY2004 FY2004 FY 2003 Q3 Q2 Q3 Top client contribution to revenues 5.5% 6.6% 6.3% Top 5 client contribution to revenues 22.8% 24.6% 23.8% Top 10 client contribution to revenues 36.1% 37.9% 37.9% "Million" dollar clients*(No's) 130 119 99 "Five-million" dollar clients*(No's) 48 40 30 "Ten-million" dollar clients*(No's) 22 22 14 "Twenty-million" dollar clients*(No's) 10 10 7 "Thirty-million" dollar clients*(No's) 6 5 3 "Forty-million" dollar clients*(No's) 4 3 - "Fifty-million" dollar clients*(No's) 2 - - * LTM

Client Acquisition & Expansion of Services

Client Acquisition & Expansion of Services Client acquisitions during the quarter were 30 In the telecom sector, Infosys saw the addition of leading corporations to its clients list A premier wireless carrier in the US chose Infosys to design, develop and deploy a financial and marketing data mart that will help the organisation analyze its financial performance One of the Canada's leading communications companies, providing wireline and wireless telecommunication products, applications and services, also started working with the company during the quarter Infosys was selected by a growing telecom business process outsourcing provider in the US to partner in the development of its order and inventory management systems In the Asia Pacific region, a premier telecommunications carrier chose Infosys to help them increase the effectiveness of their integrated telecommunications services Another key client added is a leading provider of highly integrated silicon solutions that enable broadband communications and networking of voice, video and data services

Client Acquisition & Expansion of Services High-tech companies are finding new ways of improving knowledge and expertise in cutting edge technology An industry leader providing global data and IP network and integration services for multinational businesses has engaged Infosys in the design, development and support of its global CRM applications The world's leading supplier of process control and yield management solutions for the semiconductor and related microelectronics industries also established a partnership with Infosys during the last quarter Other key client addition in this sector includes a world leader in integrated IT and eProcessing solutions for the financial services industry and a corporation providing global automated international trade management solutions Media and Entertainment Industry Infosys made significant progress in Media and Entertainment industry with the addition of three global leaders One of the world's premier media and entertainment companies chose Infosys to help them with some of their technology initiatives Infosys has been signed up to assist a global provider of news, data and analysis in providing accurate and real-time information

Client Acquisition & Expansion of Services Automobile and Aerospace Industry Infosys partnered with a leader in lumbar and seating comfort technology, to create an IT strategy that will help streamline its manufacturing processes Infosys has also established relationship with a leading supplier of injection molding equipment in Canada Retail Industry Infosys reinforced its position in this segment in the US by adding to its client base a renowned supplier of specialty outdoor gear and a nationwide chain of superstores in the US, selling domestic merchandise and home furnishings Financial services Infosys enhanced its presence in the financial services space by establishing a relationship with a global investment bank based in the UK. The bank chose Infosys to strengthen critical elements of its infrastructure across several locations in the world Health Care Infosys has started working with a non-profit, independent, regional healthcare provider in US

Banking Products Infosys Banking Business Unit (BBU) made significant headway in several countries this quarter One of the premier public sector banks headquartered in Bangalore, India with over 800 branches has chosen to deploy Finacle(r) One of the leading bank headquartered in Mauritius, signed up with Infosys to deploy Finacle(r) making it the fifth among nine banks in the island nation to use the product With the addition of a bank in Zimbabwe to its client base, Infosys has extended its footprint to seven countries in the African continent. BBU also established its presence in China this quarter, with one of the leading banks choosing Finacle(r) for its branches

Human Resources

Human Resources Total employee strength at 21,809 as on December 31, 2003, up from 19,120 as on September 30, 2003 Net addition of 2,689 employees during the quarter as compared to 2,025 during the quarter ended September 30, 2003 Gross addition of employees during the quarter was 3,179, out of which 545 were laterals 20,253 software professionals as on December 31, 2003, up from 17,625 as on September 30, 2003 Of these 20,253 software professionals, 544 belong to the Banking Business Unit

Capex and Infrastructure

Capex and Infrastructure Capital expenditure of Rs.85.19 crore was incurred during the quarter As on December 31, 2003, the company had 38,01,250 sq.ft. of space capable of accommodating 20,660 seats and 12,65,000 sq.ft. under completion capable of accommodating 7,320 seats

Progeon

Highlights (Indian GAAP-Quarterly) (Rs. crore) FY2004 FY2004 FY2003 % growth over Q3 Q2 Q3 Q2 04 Revenue from BPM services 21.79 17.08 8.21 27.6 Cost of revenues 13.05 9.57 6.91 36.4 Gross profit / (Loss) 8.74 7.51 1.30 16.4 S,G&A expenses 7.82 6.22 2.98 25.7 Operating profit / (Loss) 0.92 1.29 (1.68) (28.7) Depreciation 1.52 1.09 0.57 39.4 Operating profit / (loss) after depreciation (0.60) 0.20 (2.25) - Other income 0.97 0.62 0.85 56.4 Profit / (Loss) before tax 0.37 0.82 (1.40) (54.9) Provision for tax - - - - Profit / (Loss) after tax from ordinary activities 0.37 0.82 (1.40) (54.9)

Other Highlights Added 1 client during the quarter Total employee strength at 1,400 as on December 31, 2003, up from 1,038 as on September 30, 2003 Net addition of 362 employees during the quarter as compared to 156 during the quarter ended September 30, 2003

Outlook for the Future

Indian GAAP Quarter ending March 31, 2004 Infosys non-consolidated Income from software development services and products is projected to be between Rs.1,260 crore and Rs.1,269 crore Earnings per share is expected to be Rs.49.50 Infosys consolidated Income from software development services and products is projected to be between Rs.1,319 crore and Rs.1,331 crore Earnings per share is expected to be Rs.49.70

Indian GAAP Fiscal year ending March 31, 2004 Infosys non-consolidated Income from software development services and products is projected to be between Rs.4,712 crore and Rs.4,721 crore Earnings per share is expected to be Rs.186.20 Infosys consolidated Income from software development services and products is projected to be between Rs.4,823 crore and Rs.4,835 crore Earnings per share is expected to be Rs.186.70

Summary

Summary Pricing has been stable Margins have been maintained Reorganised Infosys to face new challenges - increased expectations from clients, a fast-changing economy and a new competitive scenario Enhanced focus on vertical markets and on providing business solutions leveraging technology using our Global Delivery Model Initiatives on increasing work offshore continue to yield results Added several high-quality clients in the high-tech and financial services sectors, in addition to leading communication service providers Our billing for two clients, on a LTM basis, has crossed $50 million each Completed acquisition of Expert Information Systems Pty. Limited, Australia and we are working towards a seamless integration Incorporated wholly owned subsidiary in China

Thank You